

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Mr. Philip V. Bancroft
Chief Financial Officer
ACE Ltd.
Bärengasse 32
Zurich, Switzerland CH-8001
98-0091805

Re: **ACE Ltd**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed on February 25, 2010
        Schedule 14A Filed on May 6, 2010
        File No. 001-11778

Dear Mr. Bancroft:

        We have reviewed your April 26, 2010 response to our April 12, 2010 letter and your proxy statement and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill Impairment, page 53

1. Please refer to your response to comment one. Please revise your proposed disclosure to include the amount of the control premium range, the key assumptions you used to determine it including whether or not and, if so, how you considered trends in your market capitalization leading up to the date of the impairment test, and why you believe the range is reasonable for your company's facts and circumstances.   In addition, please tell us your consideration given to the decrease in your market capitalization as a percentage of book equity to 86% at March 31, 2010 in determining an impairment

and/or your disclosure in the March 31, 2010 Form 10-Q. If the control premium range changed from what you determined at September 30, 2009, please explain to what extent and why and the effect on your conclusion that an impairment was not necessary at March 31, 2010.

Schedule 14A

Variable Compensation –Bonus and Equity Compensation Awards, page 62

2. The Compensation Discussion and Analysis does not disclose the Compensation Committee's assessment of each NEO's performance against the specific corporation and individual factors considered when determining your NEOs' bonus payments. Please confirm that the 2011 proxy statement will include a discussion of the factors the Compensation Committee considered when determining each NEO's bonus and how the factors were used to determine the amount of the bonus. In the future, if individual and/or corporate goals and performance objectives are used to determine bonuses, these goals and objectives should be described and quantified to the extent applicable. How the level of achievement was used to determine the bonuses should also be discussed.

The Relationship of Compensation to Risk
Our NEO Compensation Components and Their Relationship to Risk, page 72

3. We note your disclosure in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach the conclusion whether or not your compensation programs expose the company to risks that are reasonably likely to have a material adverse effect on the company.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Staff Attorney, at (202) 551-3862 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant